Exhibit 99.3

S H L TELEMEDICINE LTD.

(the “Company”)

SPECIAL GENERAL MEETING OF THE SHAREHOLDERS

WRITTEN BALLOT

Company:

Name of Company:	SHL Telemedicine Ltd.

Address:	90 Yigal Alon Street, Ashdar Building, Tel-Aviv, Israel

Company Registration No.:	511149874

Meeting Date and Time:	June 22, 2023 at 17:00 Israel Time

Type of Meeting:	Special General Meeting

Record Date:	May 15, 2023

Shareholder:

Name:

Israeli ID Number:

For a non-Israeli shareholder:
(a) Passport Number:

(b) Issued in (indicate country):

(c) Valid until (add date):

For a shareholder who is an entity:
(a) Entity Registration No.:

(b) State of registration:

Number of Shares:

Proposal Number	Manner of Vote[1]			Are you a “Controlling shareholder” or do you have a “personal benefit or other interest”[2] in the proposal?[3]
	Yes	No	Abstain	Yes*	No
Proposal 1 – To reelect Yehoshua (Shuky) Abramovich as an External Director of the Company, to serve for a term of three years commencing at the end of his current term or until his office is vacated in accordance with the Company’s Amended and Restated Articles of Association or the Israel Companies Law, 5759-1999 (the “Israel Companies Law”).

*Please describe:

Signature of the Shareholder: [Please sign]

Date:

[1]	Failure to check this box shall be deemed an abstaining vote.
[2]	As each such term is defined in the Israel Companies Law and as described in the Proxy Statement for the Special General Meeting.
[3]	In the event you either fail to check this box or mark “yes” but fail to describe the nature of your personal benefit or other interest, your vote shall not be counted.